March 6, 2019

Haim Siboni
Chief Executive Officer
Foresight Autonomous Holdings Ltd.
3 Golda Meir
Ness Ziona
7414001 Israel

       Re: Foresight Autonomous Holdings Ltd.
           Registration Statement on Form F-3
           Filed Febraury 15, 2019
           File No. 333-229715

Dear Mr. Siboni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Robert V. Condon III